FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2009

BLINK LOGIC INC.
(Exact name of registrant as specified in its charter)

Nevada	**001-05996**	**91-0835748**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 Lindaro Street, Suite 350, San Rafael, CA 94901
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code (415) 721-0452

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

10% Secured Promissory Notes

On March 23, 2009, Blink Logic Inc., a Nevada corporation (the "Company") issued and sold $560,000 of its 10% Secured Promissory Notes due June 30, 2009 (the "Notes") for cash proceeds of $560,000 to accredited investors (the "Purchasers") in a private placement.

The Notes are due on June 30, 2009. The conversion price of the Notes is $0.19 per share. The Notes bear interest at the rate of 10% per annum payable on June 30, 2009 unless the interest is due on an earlier date in accordance with the terms of the Notes.

The Notes are a further advance under the terms of a security agreement dated October 31, 2008 between the Company and Enable Growth Partners LP (the "Security Agreement") and are secured by the security interest granted under the Security Agreement.

Events of default under the Notes include but are not limited to the following:

- if the Company does not pay the principal amount or interest due on the Notes;
- if the Company or any of its subsidiaries fails to observe or perform any obligation or breaches any term or provision under the Notes;
- if the Company or any of its subsidiaries defaults on any of its obligations under any other indebtedness owing to the Purchasers or other parties;
- if the Company or a significant subsidiary files for bankruptcy; or
- if the Company is a party to a change of control transaction or if it disposes of in excess of 33% of its assets.

If an event of default occurs, the outstanding principal amount of the Notes, plus interest and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder's election, immediately due and payable in cash. Commencing five days after the occurrence of any event of default that results in the eventual acceleration of the Notes, the interest rate on the Notes shall accrue at a rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

The holders of the Notes shall not have the right to convert the Notes and accrued interest, to the extent that after giving effect to such conversion, such holder would beneficially own in excess of 4.99% of the shares of the Company's common stock immediately after giving effect to such conversion (the "Beneficial Ownership Limitation"). The holders, upon 61 days written notice to the Company, may increase the Beneficial Ownership Limitation provided that it does not exceed 9.99% of the Company's common stock.

As consideration for an agreement by the Purchasers of the Notes to waive certain anti-dilution provisions on $7,403,000 of debentures (the "Debentures") and 10,346,876 warrants (the "Warrants") previously issued to the Purchasers of the Notes that would have had the effect of reducing the conversion price on the Debentures from $0.20 per share to $0.19 per share and the exercise price on the Warrants from $0.20 to $0.19 per share, the Company agreed to exchange all of the Warrants, from time to time, for a total of 10,346,876 shares of common stock of the Company. The exchange of the Warrants for shares of common stock of the Company is subject to the Beneficial Ownership Limitation provisions described above. The shares of common stock issuable upon exchange of the Warrants shall not be subject to any restrictions on resale pursuant to Rule 144.

The Company claims an exemption from the registration requirements of the Act for the private placement of these securities pursuant to Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder since, among other things, the transaction did not involve a public offering, the investor was an accredited investor and/or qualified institutional buyers, the investor had access to information about us and their investment, the investor took the securities for investment and not resale, and we took appropriate measures to restrict the transfer of the securities.

Letter Agreements dated March 24, 2009

As previously reported on a Current Report on Form 8-K that was filed with the Securities and Exchange Commission on August 22, 2008, the Company issued and sold debentures having a total principal amount of $522,200 due August 20, 2010 (the "August Debentures") to Crescent International Inc. and Doug and Ellie Chappelear (the "Holders") in a private placement. In addition, the Holders also received warrants to purchase 372,999 shares of the Company's common stock (the "August Warrants").

Pursuant to Letter Agreements dated March 24, 2009, by and between the Company and the Holders, the definition of Monthly Redemption Amount in Section 1 in the August Debentures has been revised for each Holder. In addition, the definition of Monthly Redemption Date in Section 1 of the August Debentures has been amended and restated as follows: "Monthly Redemption Date" means October 19, 2009, and the 19th calendar day of each month thereafter, and terminating upon the full redemption of this Debenture."

As consideration for the amendment to the Monthly Redemption Amount and the Monthly Redemption Date described above and an agreement by the Holders of the August Debentures to waive certain anti-dilution provisions in the August Debentures and the August Warrants as a result of the issuance of the Notes that would have had the effect of reducing the conversion price on the August Debentures from $0.20 per share to $0.19 per share and the exercise price on the August Warrants from $0.20 to $0.19 per share, the Company agreed to exchange all of the August Warrants, from time to time, for a total of 372,999 shares of common stock of the Company. The exchange of the August Warrants for shares of common stock of the Company is subject to the Beneficial Ownership Limitation provisions described above. The shares of common stock issuable upon exchange of the August Warrants shall not be subject to any restrictions on resale pursuant to Rule 144.

Copies of the Notes and Letter Agreements are filed as exhibits to this Current Report on Form 8-K. The summary of the Notes and Letter Agreements set forth above is qualified by reference to such exhibits.

ITEM 2.03   CREATION OF A DIRECT FINANCIAL OBLIGATION

See Item 1.01 above.

ITEM 3.02   UNREGISTERED SALES OF EQUITY SECURITIES

See Item 1.01 above.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBITS

(d)   <u>Exhibits</u>

10.1 - 10% Secured Promissory Note dated March 23, 2009 payable to Enable Growth Partners LP
10.2 - 10% Secured Promissory Note dated March 23, 2009 payable to Enable Opportunity Partners LP
10.3 - 10% Secured Promissory Note dated March 23, 2009 payable to Pierce Diversified Strategy Master Fund LP
10.4 - Letter Agreement dated March 24, 2009 by and among Blink Logic Inc. and Doug and Ellie Chappelear
10.5 - Letter Agreement dated March 24, 2009 by and among Blink Logic Inc. and Crescent International Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 25, 2009

BLINK LOGIC INC.
(Registrant)

By: /s/ L. R. Bruce
L.R. Bruce
Chief Financial Officer

EXHIBIT LIST

10.1 - 10% Secured Promissory Note dated March 23, 2009 payable to Enable Growth Partners LP
10.2 - 10% Secured Promissory Note dated March 23, 2009 payable to Enable Opportunity Partners LP
10.3 - 10% Secured Promissory Note dated March 23, 2009 payable to Pierce Diversified Strategy Master Fund LP
10.4 - Letter Agreement dated March 24, 2009 by and among Blink Logic Inc. and Doug and Ellie Chappelear
10.5 - Letter Agreement dated March 24, 2009 by and among Blink Logic Inc. and Crescent International Inc.

Exhibit 10.1

10% SECURED PROMISSORY NOTE

$504,000   March 23, 2009

FOR VALUE RECEIVED, Blink Logic Inc., a Nevada corporation (the "Maker"), with its primary offices located at 750 Lindaro Street, Suite 350, San Rafael, California 94901 promises to pay to the order of Enable Growth Partners LP or its registered assigns (the "Payee"), upon the terms set forth below, the principal sum of $504,000 plus interest on the unpaid principal sum outstanding at the rate of 10% per annum (this "Note"). Any defined terms used but not defined herein have the meanings assigned to them in that certain Securities Purchase Agreement among the Maker and the Holder dated October 31, 2008. Reference is made to the following securities (the "Securities") of the Maker held by Enable Growth Partners LP, Enable Opportunity Partners, LP and Pierce Diversified Strategy Master Fund LP ("Enable Funds"):

Original Issue Discount Senior Secured Convertible Debenture due October 31, 2010
Original Issue Discount Senior Convertible Debenture due September 28, 2009
Original Issue Discount Senior Secured Convertible Debenture due June 12, 2010
Original Issue Discount Senior Secured Convertible Debenture due July 28, 2010
Common Stock Purchase Warrants to purchase up to, in the aggregate among the Enable
     Funds, 10,346,876 shares of Common Stock (the "Warrants")

1. Payments.

(a) The full amount of principal and accrued interest under this Note shall be due June 30, 2009 (the "Maturity Date"), unless due earlier in accordance with the terms of this Note.

(b) The Maker shall pay interest to the Payee on the aggregate then outstanding principal amount of this Note at the rate of 10% per annum, payable upon the Maturity Date unless due earlier in accordance with the terms of this Note.

(c) All overdue accrued and unpaid principal and interest to be paid hereunder shall entail a late fee at the rate of 18% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) which will accrue daily, from the date such principal and/or interest is due hereunder through and including the date of payment.

2. Secured Obligation. This Note is a further advance under that certain Security Agreement dated October 31, 2008, among the Maker and Enable Growth Partners LP

(the "Security Agreement") and is secured by the security interest granted under the Security Agreement. If the Payee is not Enable Growth Partners LP, the Payee shall have all the rights and obligations of a Secured Party (as defined under the Security Agreement) under the Security Agreement as fully and to the same extent as if the undersigned was an original signatory thereto and Enable Growth Partners LP shall be deemed Agent (as defined thereunder) to the Payee.

3.   Events of Default.

(a)   "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) any default in the payment of the principal of, or the interest on, this Note, as and when the same shall become due and payable;

(ii) Maker shall fail to observe or perform any obligation or shall breach any term or provision of this Note and such failure or breach shall not have been remedied within ten days after the date on which notice of such failure or breach shall have been delivered;

(iii) Maker or any of its subsidiaries shall fail to observe or perform any of their respective obligations owed to Payee or any other covenant, agreement, representation or warranty contained in, or otherwise commit any breach hereunder or in any other agreement executed in connection herewith;

(iv) Maker or any of its subsidiaries shall commence, or there shall be commenced against Maker or any subsidiary a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or Maker or any subsidiary commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Maker or any subsidiary, or there is commenced against Maker or any subsidiary any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or Maker or any subsidiary is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or Maker or any subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or Maker or any subsidiary makes a general assignment for the benefit of creditors; or Maker or any subsidiary shall fail to pay, or shall state that it is unable to pay, or shall be unable to

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pay, its debts generally as they become due; or Maker or any subsidiary shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or Maker or any subsidiary shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by Maker or any subsidiary for the purpose of effecting any of the foregoing;

(v) Maker or any subsidiary shall default in any of its respective obligations under any other note or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of Maker or any subsidiary, whether such indebtedness now exists or shall hereafter be created, including, without limitation, the Security Agreement and the Purchase Agreement and the Debentures (as defined in the Security Agreement), and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; or

(vi) Maker shall (a) be a party to any Change of Control Transaction (as defined below), (b) agree to sell or dispose all or in excess of 33% of its assets in one or more transactions (whether or not such sale would constitute a Change of Control Transaction), (c) redeem or repurchase more than a de minimis number of shares of Common Stock or other equity securities of Maker, or (d) make any distribution or declare or pay any dividends (in cash or other property, other than common stock) on, or purchase, acquire, redeem, or retire any of Maker's capital stock, of any class, whether now or hereafter outstanding. "Change of Control Transaction" means the occurrence of any of: (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of 33% of the voting securities of Maker, (ii) a replacement at one time or over time of more than one-half of the members of Maker's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (iii) the merger of Maker with or into another entity that is not wholly-owned by Maker, consolidation or sale of 33% or more of the assets of Maker in one or a series of related transactions, or (iv) the execution by Maker of an agreement to which Maker is a party or by

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which it is bound, providing for any of the events set forth above in (i), (ii) or (iii).

(b)   If any Event of Default occurs, the full principal amount of this Note, together with all accrued interest thereon, shall become, at the Payee's election, immediately due and payable in cash. Commencing 5 days after the occurrence of any Event of Default that results in the acceleration of this Note, the interest rate on this Note shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law. The Payee need not provide and Maker hereby waives any presentment, demand, protest or other notice of any kind, and the Payee may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Payee at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

4.   Conversion. The Payee shall have the right, in its sole discretion, to convert the principal balance of this Note then outstanding plus accrued but unpaid interest, in whole or in part, into common stock of the Maker (or its successor) at a conversion price of $0.19 per share (adjusted for any subsequent stock splits, reverse splits, and similar capital adjustments). Any such conversion shall be accomplished through the procedures and restrictions set forth in Section 4 of the Debentures, including but not limited to the Conversion Limitation provision of Section 4(c).

5.   Warrant Exchange. In consideration for agreeing to waive any anti-dilution adjustments that would otherwise occur to the Securities solely as a result of the issuance of this Note and the conversion feature set forth in Section 4, Maker hereby agrees to exchange all of Payee's Warrants, from time to time as described herein, for a total of, in the aggregate, 10,346,876 shares of Common Stock ("Exchange Shares"), subject to adjustment for reverse and forward stock splits and the like, provided, that no such exchange shall exceed the Beneficial Ownership Limitation as set forth in Section 2(d) of the Warrant (this limitation to otherwise be governed by said section). Maker acknowledges that Payee may request such exchanges of its Warrant for Exchange Shares from time to time, notwithstanding the payment in full of this Note, as many times and in such amounts as may be requested by Payee, subject to the limitations on exercise set forth above, and the effect of such request and exercise shall be to reduce the number of Warrant Shares (on a 1 for 1 basis) issuable pursuant to the Warrants. No actual surrender of the Warrants is required for exercise. Maker acknowledges and agrees that the holding period of the Exchange Shares for purposes of Rule 144 shall tack back to the original issue date of the issuance of the Warrants and that any exchange hereunder shall first apply to the earliest issued Warrants and then chronologically thereafter. Delivery of Exchange Shares shall occur electronically via the Depository Trust Company Deposit Withdrawal Agent Commission System to the account specified by the Payee in the exercise notice, such delivery to otherwise occur pursuant to the terms of the Warrants.

6. <u>No Waiver of Payee's Rights</u>.   All payments of principal and interest shall be made without setoff, deduction or counterclaim. No delay or failure on the part of the Payee in exercising any of its options, powers or rights, nor any partial or single exercise of its options, powers or rights shall constitute a waiver thereof or of any other option, power or right, and no waiver on the part of the Payee of any of its options, powers or rights shall constitute a waiver of any other option, power or right. Maker hereby waives presentment of payment, protest, and all notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note. Acceptance by the Payee of less than the full amount due and payable hereunder shall in no way limit the right of the Payee to require full payment of all sums due and payable hereunder in accordance with the terms hereof. In no event shall the waiver provided for in Section 5 be deemed to extend for purposes beyond the issuance of shares hereunder and any additional issuance by the Maker of its securities shall be subject to the anti-dilution provisions in the Securities.

7.   <u>Modifications</u>.   No term or provision contained herein may be modified, amended or waived except by written agreement or consent signed by the party to be bound thereby.

8.   <u>Cumulative Rights and Remedies; Usury</u>.   The rights and remedies of Payee expressed herein are cumulative and not exclusive of any rights and remedies otherwise available under this Note, the Security Agreements, or applicable law (including at equity). The election of Payee to avail itself of any one or more remedies shall not be a bar to any other available remedies, which Maker agrees Payee may take from time to time. If it shall be found that any interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall be reduced to the maximum permitted rate of interest under such law.

9.   <u>Collection Expenses</u>.   If Payee shall commence an action or proceeding to enforce this Note, then Maker shall reimburse Payee for its costs of collection and reasonable attorneys fees incurred with the investigation, preparation and prosecution of such action or proceeding.

10.   <u>Severability</u>.   If any provision of this Note is declared by a court of competent jurisdiction to be in any way invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

11.   <u>Successors and Assigns</u>.   This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Payee and its successors and assigns. The term "Payee" as used herein, shall also include any endorsee, assignee or other holder of this Note.

12.   Lost or Stolen Promissory Note.   If this Note is lost, stolen, mutilated or otherwise destroyed, Maker shall execute and deliver to the Payee a new promissory note containing the same terms, and in the same form, as this Note. In such event, Maker may require the Payee to deliver to Maker an affidavit of lost instrument and customary indemnity in respect thereof as a condition to the delivery of any such new promissory note.

13.   Due Authorization.   This Note has been duly authorized, executed and delivered by Maker and is the legal obligation of Maker, enforceable against Maker in accordance with its terms.   No consent of any other party and no consent, license, approval or authorization of, or registration or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery or performance by the Maker, or the validity or enforceability of this Note other than such as have been met or obtained. The execution, delivery and performance of this Note and all other agreements and instruments executed and delivered or to be executed and delivered pursuant hereto or thereto or the securities issuable upon conversion of this will not violate any provision of any existing law or regulation or any order or decree of any court, regulatory body or administrative agency or the certificate of incorporation or by-laws of the Maker or any mortgage, indenture, contract or other agreement to which the Maker is a party or by which the Maker or any property or assets of the Maker may be bound.

14.   Governing Law, Arbitration.   All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with, and any dispute between the parties relating to or arising from this Note shall be governed by, the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.   Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents), as well as any dispute between the parties relating to this Note, shall be resolved by binding arbitration in San Francisco, California before an arbitrator with experience in commercial disputes relating to securities.   The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, or, if for any reason JAMS refuses to administer such arbitration or JAMS is no longer in business, by the American Arbitration Association ("AAA") in accordance with its rules and procedures. Unless the arbitrator determines that there is exceptional need for additional discovery, discovery in the arbitration shall be limited as follows: (1) the parties shall exchange non-privileged relevant documents including, without limitation, all documents that the parties intend to use as evidence in the arbitration; and (2) each party shall be entitled to take one deposition of seven hours duration of either an opposing party or a non-party.   If one party fails to respond within 20 days after the other party mails a written list of proposed arbitrators to that party by either agreeing to one of the proposed arbitrators or suggesting 3 or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list of proposed arbitrators and JAMS (or AAA if it is administering the

arbitration) shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS (or AAA if it is administering the arbitration). Where reasonable, the arbitrator shall schedule the arbitration hearing within four (4) months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in any court of competent jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration, such as injunctive relief, from any court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS (or AAA) fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS (or AAA) fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations, and any such rights shall be determined in the arbitration provided for herein. Each party hereby irrevocably agrees and submits to the jurisdiction of the federal and state courts located in the City of San Francisco, California, for any suit, action or proceeding enforcing this arbitration provision or entering judgment upon any arbitral award made pursuant to this arbitration provision, and each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or that such suit, action or proceeding is an inconvenient venue. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. This provision will be interpreted, construed and governed according to the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).

15.   Notice. Any and all notices or other communications or deliveries to be provided by the Payee hereunder, including, without limitation, any conversion notice, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to the Maker, 750 Lindaro Street, Suite 350, San Rafael, CA 94901, or such other address or facsimile number as the Maker may specify for such purposes by notice to the Payee delivered in accordance with this paragraph. Any and all notices or other communications or deliveries to be provided by the Maker hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to each Payee at the address of such Payee appearing on the books of the Maker, or if no such address appears, at the principal place of business of the Payee at One Ferry Building, Suite 255, San Francisco, CA 94111. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission if

delivered by hand or by telecopy that has been confirmed as received by 5:00 P.M. on a business day, (ii) one business day after being sent by nationally recognized overnight courier or received by telecopy after 5:00 P.M. on any day, or (iii) five business days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested.

16. <u>Public Disclosure</u>. The Maker shall, on the business day following the date hereof, issue a Current Report on Form 8-K, reasonably acceptable to the Payee, disclosing the material terms of the transactions contemplated hereby, and shall attach this Note thereto and other agreements entered into in connection herewith. The Maker shall consult with the Payee in issuing any other press releases with respect to the transactions contemplated hereby.

The undersigned signs this Note as a maker and not as a surety or guarantor or in any other capacity.

BLINK LOGIC INC.

By: /s/ David Morris
Name: David Morris
Title: President & CEO

Exhibit 10.2

10% SECURED PROMISSORY NOTE

$44,800   March 23, 2009

FOR VALUE RECEIVED, Blink Logic Inc., a Nevada corporation (the "Maker"), with its primary offices located at 750 Lindaro Street, Suite 350, San Rafael, California 94901 promises to pay to the order of Enable Opportunity Partners LP or its registered assigns (the "Payee"), upon the terms set forth below, the principal sum of $44,800 plus interest on the unpaid principal sum outstanding at the rate of 10% per annum (this "Note"). Any defined terms used but not defined herein have the meanings assigned to them in that certain Securities Purchase Agreement among the Maker and the Holder dated October 31, 2008. Reference is made to the following securities (the "Securities") of the Maker held by Enable Growth Partners LP, Enable Opportunity Partners, LP and Pierce Diversified Strategy Master Fund LP ("Enable Funds"):

Original Issue Discount Senior Secured Convertible Debenture due October 31, 2010
Original Issue Discount Senior Convertible Debenture due September 28, 2009
Original Issue Discount Senior Secured Convertible Debenture due June 12, 2010
Original Issue Discount Senior Secured Convertible Debenture due July 28, 2010
Common Stock Purchase Warrants to purchase up to, in the aggregate among the Enable
        Funds, 10,346,876 shares of Common Stock (the "Warrants")

1. Payments.

        (a) The full amount of principal and accrued interest under this Note shall be due June 30, 2009 (the "Maturity Date"), unless due earlier in accordance with the terms of this Note.

        (b) The Maker shall pay interest to the Payee on the aggregate then outstanding principal amount of this Note at the rate of 10% per annum, payable upon the Maturity Date unless due earlier in accordance with the terms of this Note.

        (c) All overdue accrued and unpaid principal and interest to be paid hereunder shall entail a late fee at the rate of 18% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) which will accrue daily, from the date such principal and/or interest is due hereunder through and including the date of payment.

        2. Secured Obligation. This Note is a further advance under that certain Security Agreement dated October 31, 2008, among the Maker and Enable Growth Partners LP (the "Security Agreement") and is secured by the security interest granted under the

Security Agreement. If the Payee is not Enable Growth Partners LP, the Payee shall have all the rights and obligations of a Secured Party (as defined under the Security Agreement) under the Security Agreement as fully and to the same extent as if the undersigned was an original signatory thereto and Enable Growth Partners LP shall be deemed Agent (as defined thereunder) to the Payee.

3.   Events of Default.

(a) "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) any default in the payment of the principal of, or the interest on, this Note, as and when the same shall become due and payable;

(ii) Maker shall fail to observe or perform any obligation or shall breach any term or provision of this Note and such failure or breach shall not have been remedied within ten days after the date on which notice of such failure or breach shall have been delivered;

(iii) Maker or any of its subsidiaries shall fail to observe or perform any of their respective obligations owed to Payee or any other covenant, agreement, representation or warranty contained in, or otherwise commit any breach hereunder or in any other agreement executed in connection herewith;

(iv) Maker or any of its subsidiaries shall commence, or there shall be commenced against Maker or any subsidiary a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or Maker or any subsidiary commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Maker or any subsidiary, or there is commenced against Maker or any subsidiary any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or Maker or any subsidiary is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or Maker or any subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or Maker or any subsidiary makes a general assignment for the benefit of creditors; or Maker or any subsidiary shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or Maker or any subsidiary

shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or Maker or any subsidiary shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by Maker or any subsidiary for the purpose of effecting any of the foregoing;

(v) Maker or any subsidiary shall default in any of its respective obligations under any other note or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of Maker or any subsidiary, whether such indebtedness now exists or shall hereafter be created, including, without limitation, the Security Agreement and the Purchase Agreement and the Debentures (as defined in the Security Agreement), and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; or

(vi) Maker shall (a) be a party to any Change of Control Transaction (as defined below), (b) agree to sell or dispose all or in excess of 33% of its assets in one or more transactions (whether or not such sale would constitute a Change of Control Transaction), (c) redeem or repurchase more than a de minimis number of shares of Common Stock or other equity securities of Maker, or (d) make any distribution or declare or pay any dividends (in cash or other property, other than common stock) on, or purchase, acquire, redeem, or retire any of Maker's capital stock, of any class, whether now or hereafter outstanding. "Change of Control Transaction" means the occurrence of any of: (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of 33% of the voting securities of Maker, (ii) a replacement at one time or over time of more than one-half of the members of Maker's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (iii) the merger of Maker with or into another entity that is not wholly-owned by Maker, consolidation or sale of 33% or more of the assets of Maker in one or a series of related transactions, or (iv) the execution by Maker of an agreement to which Maker is a party or by

which it is bound, providing for any of the events set forth above in (i), (ii) or (iii).

(b)   If any Event of Default occurs, the full principal amount of this Note, together with all accrued interest thereon, shall become, at the Payee's election, immediately due and payable in cash. Commencing 5 days after the occurrence of any Event of Default that results in the acceleration of this Note, the interest rate on this Note shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law. The Payee need not provide and Maker hereby waives any presentment, demand, protest or other notice of any kind, and the Payee may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Payee at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

4. <u>Conversion</u>. The Payee shall have the right, in its sole discretion, to convert the principal balance of this Note then outstanding plus accrued but unpaid interest, in whole or in part, into common stock of the Maker (or its successor) at a conversion price of $0.19 per share (adjusted for any subsequent stock splits, reverse splits, and similar capital adjustments). Any such conversion shall be accomplished through the procedures and restrictions set forth in Section 4 of the Debentures, including but not limited to the Conversion Limitation provision of Section 4(c).

5. <u>Warrant Exchange</u>. In consideration for agreeing to waive any anti-dilution adjustments that would otherwise occur to the Securities solely as a result of the issuance of this Note and the conversion feature set forth in Section 4, Maker hereby agrees to exchange all of Payee's Warrants, from time to time as described herein, for a total of, in the aggregate, 10,346,876 shares of Common Stock ("<u>Exchange Shares</u>"), subject to adjustment for reverse and forward stock splits and the like, provided, that no such exchange shall exceed the Beneficial Ownership Limitation as set forth in Section 2(d) of the Warrant (this limitation to otherwise be governed by said section). Maker acknowledges that Payee may request such exchanges of its Warrant for Exchange Shares from time to time, notwithstanding the payment in full of this Note, as many times and in such amounts as may be requested by Payee, subject to the limitations on exercise set forth above, and the effect of such request and exercise shall be to reduce the number of Warrant Shares (on a 1 for 1 basis) issuable pursuant to the Warrants. No actual surrender of the Warrants is required for exercise. Maker acknowledges and agrees that the holding period of the Exchange Shares for purposes of Rule 144 shall tack back to the original issue date of the issuance of the Warrants and that any exchange hereunder shall first apply to the earliest issued Warrants and then chronologically thereafter. Delivery of Exchange Shares shall occur electronically via the Depository Trust Company Deposit Withdrawal Agent Commission System to the account specified by the Payee in the exercise notice, such delivery to otherwise occur pursuant to the terms of the Warrants.

6. <u>No Waiver of Payee's Rights</u>.   All payments of principal and interest shall be made without setoff, deduction or counterclaim. No delay or failure on the part of the Payee in exercising any of its options, powers or rights, nor any partial or single exercise of its options, powers or rights shall constitute a waiver thereof or of any other option, power or right, and no waiver on the part of the Payee of any of its options, powers or rights shall constitute a waiver of any other option, power or right. Maker hereby waives presentment of payment, protest, and all notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note. Acceptance by the Payee of less than the full amount due and payable hereunder shall in no way limit the right of the Payee to require full payment of all sums due and payable hereunder in accordance with the terms hereof. In no event shall the waiver provided for in Section 5 be deemed to extend for purposes beyond the issuance of shares hereunder and any additional issuance by the Maker of its securities shall be subject to the anti-dilution provisions in the Securities.

7. <u>Modifications</u>.   No term or provision contained herein may be modified, amended or waived except by written agreement or consent signed by the party to be bound thereby.

8. <u>Cumulative Rights and Remedies; Usury</u>.   The rights and remedies of Payee expressed herein are cumulative and not exclusive of any rights and remedies otherwise available under this Note, the Security Agreements, or applicable law (including at equity). The election of Payee to avail itself of any one or more remedies shall not be a bar to any other available remedies, which Maker agrees Payee may take from time to time. If it shall be found that any interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall be reduced to the maximum permitted rate of interest under such law.

9. <u>Collection Expenses</u>.   If Payee shall commence an action or proceeding to enforce this Note, then Maker shall reimburse Payee for its costs of collection and reasonable attorneys fees incurred with the investigation, preparation and prosecution of such action or proceeding.

10.   <u>Severability</u>.   If any provision of this Note is declared by a court of competent jurisdiction to be in any way invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

11.   <u>Successors and Assigns</u>.   This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Payee and its successors and assigns. The term "Payee" as used herein, shall also include any endorsee, assignee or other holder of this Note.

12. <u>Lost or Stolen Promissory Note</u>.   If this Note is lost, stolen, mutilated or otherwise destroyed, Maker shall execute and deliver to the Payee a new promissory note containing the same terms, and in the same form, as this Note. In such event, Maker may require the Payee to deliver to Maker an affidavit of lost instrument and customary indemnity in respect thereof as a condition to the delivery of any such new promissory note.

13. <u>Due Authorization</u>.   This Note has been duly authorized, executed and delivered by Maker and is the legal obligation of Maker, enforceable against Maker in accordance with its terms.   No consent of any other party and no consent, license, approval or authorization of, or registration or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery or performance by the Maker, or the validity or enforceability of this Note other than such as have been met or obtained. The execution, delivery and performance of this Note and all other agreements and instruments executed and delivered or to be executed and delivered pursuant hereto or thereto or the securities issuable upon conversion of this will not violate any provision of any existing law or regulation or any order or decree of any court, regulatory body or administrative agency or the certificate of incorporation or by-laws of the Maker or any mortgage, indenture, contract or other agreement to which the Maker is a party or by which the Maker or any property or assets of the Maker may be bound.

14. <u>Governing Law, Arbitration</u>.   All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with, and any dispute between the parties relating to or arising from this Note shall be governed by, the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents), as well as any dispute between the parties relating to this Note, shall be resolved by binding arbitration in San Francisco, California before an arbitrator with experience in commercial disputes relating to securities.   The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, or, if for any reason JAMS refuses to administer such arbitration or JAMS is no longer in business, by the American Arbitration Association ("AAA") in accordance with its rules and procedures. Unless the arbitrator determines that there is exceptional need for additional discovery, discovery in the arbitration shall be limited as follows: (1) the parties shall exchange non-privileged relevant documents including, without limitation, all documents that the parties intend to use as evidence in the arbitration; and (2) each party shall be entitled to take one deposition of seven hours duration of either an opposing party or a non-party. If one party fails to respond within 20 days after the other party mails a written list of proposed arbitrators to that party by either agreeing to one of the proposed arbitrators or suggesting 3 or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list of proposed arbitrators and JAMS (or AAA if it is administering the

arbitration) shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS (or AAA if it is administering the arbitration). Where reasonable, the arbitrator shall schedule the arbitration hearing within four (4) months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in any court of competent jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration, such as injunctive relief, from any court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS (or AAA) fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS (or AAA) fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations, and any such rights shall be determined in the arbitration provided for herein. Each party hereby irrevocably agrees and submits to the jurisdiction of the federal and state courts located in the City of San Francisco, California, for any suit, action or proceeding enforcing this arbitration provision or entering judgment upon any arbitral award made pursuant to this arbitration provision, and each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or that such suit, action or proceeding is an inconvenient venue. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. This provision will be interpreted, construed and governed according to the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).

15. <u>Notice.</u> Any and all notices or other communications or deliveries to be provided by the Payee hereunder, including, without limitation, any conversion notice, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to the Maker, 750 Lindaro Street, Suite 350, San Rafael, CA 94901, or such other address or facsimile number as the Maker may specify for such purposes by notice to the Payee delivered in accordance with this paragraph. Any and all notices or other communications or deliveries to be provided by the Maker hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to each Payee at the address of such Payee appearing on the books of the Maker, or if no such address appears, at the principal place of business of the Payee at One Ferry Building, Suite 255, San Francisco, CA 94111. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission if

delivered by hand or by telecopy that has been confirmed as received by 5:00 P.M. on a business day, (ii) one business day after being sent by nationally recognized overnight courier or received by telecopy after 5:00 P.M. on any day, or (iii) five business days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested.

16.   <u>Public Disclosure</u>. The Maker shall, on the business day following the date hereof, issue a Current Report on Form 8-K, reasonably acceptable to the Payee, disclosing the material terms of the transactions contemplated hereby, and shall attach this Note thereto and other agreements entered into in connection herewith. The Maker shall consult with the Payee in issuing any other press releases with respect to the transactions contemplated hereby.

The undersigned signs this Note as a maker and not as a surety or guarantor or in any other capacity.

BLINK LOGIC INC.

By: /s/ David Morris
Name: David Morris
Title: President & CEO

Exhibit 10.3

10% SECURED PROMISSORY NOTE

$11,200   March 23, 2009

FOR VALUE RECEIVED, Blink Logic Inc., a Nevada corporation (the "Maker"), with its primary offices located at 750 Lindaro Street, Suite 350, San Rafael, California 94901 promises to pay to the order of Pierce Diversified Strategy Master Fund LP, ena or its registered assigns (the "Payee"), upon the terms set forth below, the principal sum of $11,200 plus interest on the unpaid principal sum outstanding at the rate of 10% per annum (this "Note"). Any defined terms used but not defined herein have the meanings assigned to them in that certain Securities Purchase Agreement among the Maker and the Holder dated October 31, 2008. Reference is made to the following securities (the "Securities") of the Maker held by Enable Growth Partners LP, Enable Opportunity Partners, LP and Pierce Diversified Strategy Master Fund LP ("Enable Funds"):

Original Issue Discount Senior Secured Convertible Debenture due October 31, 2010
Original Issue Discount Senior Convertible Debenture due September 28, 2009
Original Issue Discount Senior Secured Convertible Debenture due June 12, 2010
Original Issue Discount Senior Secured Convertible Debenture due July 28, 2010
Common Stock Purchase Warrants to purchase up to, in the aggregate among the Enable
      Funds, 10,346,876 shares of Common Stock (the "Warrants")

1. Payments.

(a) The full amount of principal and accrued interest under this Note shall be due June 30, 2009 (the "Maturity Date"), unless due earlier in accordance with the terms of this Note.

(b) The Maker shall pay interest to the Payee on the aggregate then outstanding principal amount of this Note at the rate of 10% per annum, payable upon the Maturity Date unless due earlier in accordance with the terms of this Note.

(c) All overdue accrued and unpaid principal and interest to be paid hereunder shall entail a late fee at the rate of 18% per annum (or such lower maximum amount of interest permitted to be charged under applicable law) which will accrue daily, from the date such principal and/or interest is due hereunder through and including the date of payment.

2. Secured Obligation. This Note is a further advance under that certain Security Agreement dated October 31, 2008, among the Maker and Enable Growth Partners LP

(the "Security Agreement") and is secured by the security interest granted under the Security Agreement. If the Payee is not Enable Growth Partners LP, the Payee shall have all the rights and obligations of a Secured Party (as defined under the Security Agreement) under the Security Agreement as fully and to the same extent as if the undersigned was an original signatory thereto and Enable Growth Partners LP shall be deemed Agent (as defined thereunder) to the Payee.

3.   Events of Default.

(a)   "Event of Default", wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i)   any default in the payment of the principal of, or the interest on, this Note, as and when the same shall become due and payable;

(ii)   Maker shall fail to observe or perform any obligation or shall breach any term or provision of this Note and such failure or breach shall not have been remedied within ten days after the date on which notice of such failure or breach shall have been delivered;

(iii)   Maker or any of its subsidiaries shall fail to observe or perform any of their respective obligations owed to Payee or any other covenant, agreement, representation or warranty contained in, or otherwise commit any breach hereunder or in any other agreement executed in connection herewith;

(iv)   Maker or any of its subsidiaries shall commence, or there shall be commenced against Maker or any subsidiary a case under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or Maker or any subsidiary commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to Maker or any subsidiary, or there is commenced against Maker or any subsidiary any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of 60 days; or Maker or any subsidiary is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or Maker or any subsidiary suffers any appointment of any custodian or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of 60 days; or Maker or any subsidiary makes a general assignment for the benefit of creditors; or Maker or any subsidiary shall fail to pay, or shall state that it is unable to pay, or shall be unable to

pay, its debts generally as they become due; or Maker or any subsidiary shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or Maker or any subsidiary shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by Maker or any subsidiary for the purpose of effecting any of the foregoing;

(v)   Maker or any subsidiary shall default in any of its respective obligations under any other note or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of Maker or any subsidiary, whether such indebtedness now exists or shall hereafter be created, including, without limitation, the Security Agreement and the Purchase Agreement and the Debentures (as defined in the Security Agreement), and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable; or

(vi)   Maker shall (a) be a party to any Change of Control Transaction (as defined below), (b) agree to sell or dispose all or in excess of 33% of its assets in one or more transactions (whether or not such sale would constitute a Change of Control Transaction), (c) redeem or repurchase more than a de minimis number of shares of Common Stock or other equity securities of Maker, or (d) make any distribution or declare or pay any dividends (in cash or other property, other than common stock) on, or purchase, acquire, redeem, or retire any of Maker's capital stock, of any class, whether now or hereafter outstanding. "Change of Control Transaction" means the occurrence of any of: (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of 33% of the voting securities of Maker, (ii) a replacement at one time or over time of more than one-half of the members of Maker's board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (iii) the merger of Maker with or into another entity that is not wholly-owned by Maker, consolidation or sale of 33% or more of the assets of Maker in one or a series of related transactions, or (iv) the execution by Maker of an agreement to which Maker is a party or by

3

which it is bound, providing for any of the events set forth above in (i), (ii) or (iii).

(b)   If any Event of Default occurs, the full principal amount of this Note, together with all accrued interest thereon, shall become, at the Payee's election, immediately due and payable in cash. Commencing 5 days after the occurrence of any Event of Default that results in the acceleration of this Note, the interest rate on this Note shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law. The Payee need not provide and Maker hereby waives any presentment, demand, protest or other notice of any kind, and the Payee may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Payee at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.

4.   Conversion. The Payee shall have the right, in its sole discretion, to convert the principal balance of this Note then outstanding plus accrued but unpaid interest, in whole or in part, into common stock of the Maker (or its successor) at a conversion price of $0.19 per share (adjusted for any subsequent stock splits, reverse splits, and similar capital adjustments). Any such conversion shall be accomplished through the procedures and restrictions set forth in Section 4 of the Debentures, including but not limited to the Conversion Limitation provision of Section 4(c).

5.   Warrant Exchange. In consideration for agreeing to waive any anti-dilution adjustments that would otherwise occur to the Securities solely as a result of the issuance of this Note and the conversion feature set forth in Section 4, Maker hereby agrees to exchange all of Payee's Warrants, from time to time as described herein, for a total of, in the aggregate, 10,346,876 shares of Common Stock ("Exchange Shares"), subject to adjustment for reverse and forward stock splits and the like, provided, that no such exchange shall exceed the Beneficial Ownership Limitation as set forth in Section 2(d) of the Warrant (this limitation to otherwise be governed by said section). Maker acknowledges that Payee may request such exchanges of its Warrant for Exchange Shares from time to time, notwithstanding the payment in full of this Note, as many times and in such amounts as may be requested by Payee, subject to the limitations on exercise set forth above, and the effect of such request and exercise shall be to reduce the number of Warrant Shares (on a 1 for 1 basis) issuable pursuant to the Warrants. No actual surrender of the Warrants is required for exercise. Maker acknowledges and agrees that the holding period of the Exchange Shares for purposes of Rule 144 shall tack back to the original issue date of the issuance of the Warrants and that any exchange hereunder shall first apply to the earliest issued Warrants and then chronologically thereafter. Delivery of Exchange Shares shall occur electronically via the Depository Trust Company Deposit Withdrawal Agent Commission System to the account specified by the Payee in the exercise notice, such delivery to otherwise occur pursuant to the terms of the Warrants.

6. <u>No Waiver of Payee's Rights</u>.   All payments of principal and interest shall be made without setoff, deduction or counterclaim. No delay or failure on the part of the Payee in exercising any of its options, powers or rights, nor any partial or single exercise of its options, powers or rights shall constitute a waiver thereof or of any other option, power or right, and no waiver on the part of the Payee of any of its options, powers or rights shall constitute a waiver of any other option, power or right. Maker hereby waives presentment of payment, protest, and all notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note. Acceptance by the Payee of less than the full amount due and payable hereunder shall in no way limit the right of the Payee to require full payment of all sums due and payable hereunder in accordance with the terms hereof. In no event shall the waiver provided for in Section 5 be deemed to extend for purposes beyond the issuance of shares hereunder and any additional issuance by the Maker of its securities shall be subject to the anti-dilution provisions in the Securities.

7.   <u>Modifications</u>.   No term or provision contained herein may be modified, amended or waived except by written agreement or consent signed by the party to be bound thereby.

8.   <u>Cumulative Rights and Remedies; Usury</u>.   The rights and remedies of Payee expressed herein are cumulative and not exclusive of any rights and remedies otherwise available under this Note, the Security Agreements, or applicable law (including at equity). The election of Payee to avail itself of any one or more remedies shall not be a bar to any other available remedies, which Maker agrees Payee may take from time to time. If it shall be found that any interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall be reduced to the maximum permitted rate of interest under such law.

9.   <u>Collection Expenses</u>.   If Payee shall commence an action or proceeding to enforce this Note, then Maker shall reimburse Payee for its costs of collection and reasonable attorneys fees incurred with the investigation, preparation and prosecution of such action or proceeding.

10.   <u>Severability</u>.   If any provision of this Note is declared by a court of competent jurisdiction to be in any way invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

11.   <u>Successors and Assigns</u>.   This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Payee and its successors and assigns. The term "Payee" as used herein, shall also include any endorsee, assignee or other holder of this Note.

12.   Lost or Stolen Promissory Note.   If this Note is lost, stolen, mutilated or otherwise destroyed, Maker shall execute and deliver to the Payee a new promissory note containing the same terms, and in the same form, as this Note. In such event, Maker may require the Payee to deliver to Maker an affidavit of lost instrument and customary indemnity in respect thereof as a condition to the delivery of any such new promissory note.

13.   Due Authorization.   This Note has been duly authorized, executed and delivered by Maker and is the legal obligation of Maker, enforceable against Maker in accordance with its terms.   No consent of any other party and no consent, license, approval or authorization of, or registration or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery or performance by the Maker, or the validity or enforceability of this Note other than such as have been met or obtained. The execution, delivery and performance of this Note and all other agreements and instruments executed and delivered or to be executed and delivered pursuant hereto or thereto or the securities issuable upon conversion of this will not violate any provision of any existing law or regulation or any order or decree of any court, regulatory body or administrative agency or the certificate of incorporation or by-laws of the Maker or any mortgage, indenture, contract or other agreement to which the Maker is a party or by which the Maker or any property or assets of the Maker may be bound.

14.   Governing Law, Arbitration.   All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with, and any dispute between the parties relating to or arising from this Note shall be governed by, the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.   Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents), as well as any dispute between the parties relating to this Note, shall be resolved by binding arbitration in San Francisco, California before an arbitrator with experience in commercial disputes relating to securities.   The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, or, if for any reason JAMS refuses to administer such arbitration or JAMS is no longer in business, by the American Arbitration Association ("AAA") in accordance with its rules and procedures. Unless the arbitrator determines that there is exceptional need for additional discovery, discovery in the arbitration shall be limited as follows: (1) the parties shall exchange non-privileged relevant documents including, without limitation, all documents that the parties intend to use as evidence in the arbitration; and (2) each party shall be entitled to take one deposition of seven hours duration of either an opposing party or a non-party. If one party fails to respond within 20 days after the other party mails a written list of proposed arbitrators to that party by either agreeing to one of the proposed arbitrators or suggesting 3 or more alternate arbitrators, the proposing party may select the arbitrator from among its initial list of proposed arbitrators and JAMS (or AAA if it is administering the

arbitration) shall then appoint that arbitrator to preside over the arbitration. If the parties are unable to agree on an arbitrator, the parties shall select an arbitrator pursuant to the rules of JAMS (or AAA if it is administering the arbitration). Where reasonable, the arbitrator shall schedule the arbitration hearing within four (4) months after being appointed. The arbitrator must render a decision in writing, explaining the legal and factual basis for decision as to each of the principal controverted issues. The arbitrator's decision will be final and binding upon the parties. A judgment upon any award may be entered in any court of competent jurisdiction. This clause shall not preclude the parties from seeking provisional remedies in aid of arbitration, such as injunctive relief, from any court of competent jurisdiction. Each party shall be responsible for advancing one-half of the costs of arbitration, including all JAMS (or AAA) fees; provided that, in the award, the prevailing party shall be entitled to recover all of its costs and expenses, including reasonable attorneys' fees and costs, arbitrator fees, JAMS (or AAA) fees and costs, and any attorneys' fees and costs incurred in compelling arbitration. The parties are not waiving, and expressly reserve, any rights they may have under federal securities laws, rules, and regulations, and any such rights shall be determined in the arbitration provided for herein. Each party hereby irrevocably agrees and submits to the jurisdiction of the federal and state courts located in the City of San Francisco, California, for any suit, action or proceeding enforcing this arbitration provision or entering judgment upon any arbitral award made pursuant to this arbitration provision, and each party hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or that such suit, action or proceeding is an inconvenient venue. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. This provision will be interpreted, construed and governed according to the Federal Arbitration Act (9 U.S.C. Sections 1 et seq.).

15. <u>Notice.</u> Any and all notices or other communications or deliveries to be provided by the Payee hereunder, including, without limitation, any conversion notice, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to the Maker, 750 Lindaro Street, Suite 350, San Rafael, CA 94901, or such other address or facsimile number as the Maker may specify for such purposes by notice to the Payee delivered in accordance with this paragraph. Any and all notices or other communications or deliveries to be provided by the Maker hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to each Payee at the address of such Payee appearing on the books of the Maker, or if no such address appears, at the principal place of business of the Payee at One Ferry Building, Suite 255, San Francisco, CA 94111. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission if

delivered by hand or by telecopy that has been confirmed as received by 5:00 P.M. on a business day, (ii) one business day after being sent by nationally recognized overnight courier or received by telecopy after 5:00 P.M. on any day, or (iii) five business days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested.

16. <u>Public Disclosure</u>. The Maker shall, on the business day following the date hereof, issue a Current Report on Form 8-K, reasonably acceptable to the Payee, disclosing the material terms of the transactions contemplated hereby, and shall attach this Note thereto and other agreements entered into in connection herewith. The Maker shall consult with the Payee in issuing any other press releases with respect to the transactions contemplated hereby.

The undersigned signs this Note as a maker and not as a surety or guarantor or in any other capacity.

BLINK LOGIC INC.

By: /s/ David Morris
Name: David Morris
Title: President & CEO

Exhibit 10.4

BLINK LOGIC INC.
750 Lindaro Street, Ste. 350
San Rafael, CA 94901

March 24, 2009

Undersigned Holder of the Original Issue Discount Senior Secured Convertible Debentures Due August 20, 2010

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement by and among Blink Logic Inc. (the "Company") and Doug & Ellie Chappelear (the "Holder"), dated August 20, 2008 (the "Agreement"), and the Original Issue Discount Senior Secured Convertible Debentures, having an issue date of August 20, 2008 (the "Debentures"), that were issued to you pursuant to the Agreement.   Any defined terms used herein and otherwise undefined shall have the same meaning ascribed to such terms in the Agreement.   The Company hereby seeks to obtain your consent to amend the terms of the Debentures (this "Amendment") as follows:

1.   The definition of "Monthly Redemption Amount" in Section 1 shall be amended such that, in addition to the sum of all liquidated damages and any other amounts then owing to the Holder in respect of this Debenture, the respective Monthly Redemption Amount shall be the following amount for the Holder:

       a.   Doug & Ellie Chappelear - $20,200.00

2.   The definition of "Monthly Redemption Date" in Section 1 shall be amended and restated as follows: ""*Monthly Redemption Date" means October 19, 2009, and the 19th calendar day of each month thereafter, and terminating upon the full redemption of this Debenture.*"

3.   Company hereby makes the representations and warranties set forth below to the Holder that as of the date of its execution of this Amendment:

      (a)   The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Amendment and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Amendment by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Company and no further action is required by such Company, its board of directors or its stockholders in connection therewith. This Amendment has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)   The execution, delivery and performance of this Amendment by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(c)   All of the Company's warranties and representations contained in this Amendment shall survive the execution, delivery and acceptance of this Amendment by the parties hereto.

4.   The undersigned hereby (a) confirms that the execution of this Amendment shall serve as the Holder's consent to the amendment of the Debentures pursuant to this Amendment and (b) waives any violation of Section 8(b) of the Debentures and foregoes any damages, penalties or other rights that may be owed to the Holder solely as a result of the Company's non-payment of the Monthly Redemption Amount on March 19, 2009. The Holder expressly acknowledges that the non-payment of the March 19, 2009 Monthly Redemption Amount on such date shall not constitute an Event of Default (as defined in the Debenture) under the Debentures. Notwithstanding anything herein to the contrary, the Company acknowledges that this waiver and consent of the undersigned shall be a one-time waiver and shall not be deemed a waiver due to the triggering of a separate Event of Default which may arise subsequent to the date hereof pursuant to the Debenture and this Amendment, including but not limited to any failure of the Company to pay a Monthly Redemption Amount pursuant to the Debenture, as amended hereunder, when due.

5.   As consideration for the execution of this Amendment, for agreeing to waive any anti-dilution adjustments that would otherwise occur to the Debentures and Warrants solely as a result of the issuance of 10% Secured Promissory Notes on March 23, 2009 (the "Notes") to Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LP and for agreeing to waive any future anti-dilution adjustments on the Warrants, the Company agrees to exchange all of Holder's warrants to purchase 158,714 shares of common stock of the Company (the "Warrants"), from time to time as described herein, for a total of, in the aggregate, 158,714 shares of common stock ("Exchange Shares"), subject to adjustment for reverse and forward stock splits and the like, provided, that no such exchange shall exceed the Beneficial Ownership Limitation as set forth in Section 2(d) of the Warrant (this limitation to otherwise be governed by said section). The Company acknowledges that the Holder may request such exchanges of its Warrant for Exchange Shares from time to time, as many times and in such amounts as may be requested by the Holder, subject to the limitations on exercise set forth above, and the effect of such request and exercise shall be to reduce the number of Warrant Shares (on a 1 for 1 basis) issuable pursuant to the Warrants. No actual surrender of the Warrants is required for exercise. The Company acknowledges and agrees that the holding period of the Exchange

Shares for purposes of Rule 144 shall tack back to the original issue date of the issuance of the Warrants. Delivery of Exchange Shares shall occur, at the request of Holder, electronically via the Depository Trust Company Deposit Withdrawal Agent Commission System to the account specified by the Holder in the exercise notice, such delivery to otherwise occur pursuant to the terms of the Warrants.

6. The Holder hereby waives the Company's compliance with Section 5(b) (Subsequent Equity Sales) of the Debentures, Section 3(b) of the Warrants (Subsequent Equity Sales), Section 4.12 (Participation in Future Financing) of the Agreement and Section 4.13 (Subsequent Equity Sales) of the Agreement with respect to the issuance of the Notes and with respect to a proposed common equity financing of up to $2,000,000 at $0.20 per share.

7. Except as specifically modified herein, all of the terms, provisions and conditions of the Debentures and all other Transaction Documents shall remain in full force and effect and the rights and obligations of the parties with respect thereto shall, except as specifically provided herein, be unaffected by this Amendment and shall continue as provided in the Transaction Documents and shall not be in any way changed, modified or superseded by the terms set forth herein.

8. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Agreement.

9. All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with the provisions of the Agreement.

10. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives. This Amendment shall be for the sole benefit of the parties to this Amendment and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any person or entity, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

11. This Amendment may be executed in counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

12. This Amendment constitutes the entire agreement among the parties with respect to the matters covered hereby and thereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

13. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

14.   No provision of this Amendment may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holder or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Amendment shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

15.   Each of the parties hereto acknowledges that this Amendment has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed as of the date first written above.

Sincerely,

BLINK LOGIC INC.

/s/ Larry Bruce

By: _____
Name: Larry Bruce
Title: Chief Financial Officer

Acknowledged and Agreed:

Doug Chappelear

/s/ Doug Chappelear
_____

Ellie Chappelear

/s/ Ellie Chappelear
_____

Exhibit 10.5


BLINK LOGIC INC.
750 Lindaro Street, Ste. 350
San Rafael, CA 94901


March 24, 2009

Undersigned Holder of the Original Issue Discount Senior Secured Convertible Debentures Due August 20, 2010

Ladies and Gentlemen:

Reference is made to the Securities Purchase Agreement by and among Blink Logic Inc. (the "Company") and Crescent International Inc. (the "Holder"), dated August 20, 2008 (the "Agreement"), and the Original Issue Discount Senior Secured Convertible Debentures, having an issue date of August 20, 2008 (the "Debentures"), that were issued to you pursuant to the Agreement. Any defined terms used herein and otherwise undefined shall have the same meaning ascribed to such terms in the Agreement. The Company hereby seeks to obtain your consent to amend the terms of the Debentures (this "Amendment") as follows:

1. The definition of "Monthly Redemption Amount" in Section 1 shall be amended such that, in addition to the sum of all liquidated damages and any other amounts then owing to the Holder in respect of this Debenture, the respective Monthly Redemption Amount shall be the following amount for the Holder:

      a.   Crescent International Inc. - $27,272.73

2. The definition of "Monthly Redemption Date" in Section 1 shall be amended and restated as follows: ""*Monthly Redemption Date" means October 19, 2009, and the 19th calendar day of each month thereafter, and terminating upon the full redemption of this Debenture.*"

3. Company hereby makes the representations and warranties set forth below to the Holder that as of the date of its execution of this Amendment:

      (a)   The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Amendment and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Amendment by the Company and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Company and no further action is required by such Company, its board of directors or its stockholders in connection therewith. This Amendment has been duly executed by the Company and, when delivered in accordance with the terms hereof will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

(b)   The execution, delivery and performance of this Amendment by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not: (i) conflict with or violate any provision of the Company's certificate or articles of incorporation, bylaws or other organizational or charter documents, or (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any material agreement, credit facility, debt or other material instrument (evidencing Company debt or otherwise) or other material understanding to which the Company is a party or by which any property or asset of the Company is bound or affected, or (iii) conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company is bound or affected.

(c)   All of the Company's warranties and representations contained in this Amendment shall survive the execution, delivery and acceptance of this Amendment by the parties hereto.

4.   The undersigned hereby (a) confirms that the execution of this Amendment shall serve as the Holder's consent to the amendment of the Debentures pursuant to this Amendment and (b) waives any violation of Section 8(b) of the Debentures and foregoes any damages, penalties or other rights that may be owed to the Holder solely as a result of the Company's non-payment of the Monthly Redemption Amount on March 19, 2009. The Holder expressly acknowledges that the non-payment of the March 19, 2009 Monthly Redemption Amount on such date shall not constitute an Event of Default (as defined in the Debenture) under the Debentures. Notwithstanding anything herein to the contrary, the Company acknowledges that this waiver and consent of the undersigned shall be a one-time waiver and shall not be deemed a waiver due to the triggering of a separate Event of Default which may arise subsequent to the date hereof pursuant to the Debenture and this Amendment, including but not limited to any failure of the Company to pay a Monthly Redemption Amount pursuant to the Debenture, as amended hereunder, when due.

5.   As consideration for the execution of this Amendment, for agreeing to waive any anti-dilution adjustments that would otherwise occur to the Debentures and Warrants solely as a result of the issuance of 10% Secured Promissory Notes on March 23, 2009 (the "Notes") to Enable Growth Partners LP, Enable Opportunity Partners LP and Pierce Diversified Strategy Master Fund LP and for agreeing to waive any future anti-dilution adjustments on the Warrants, the Company agrees to exchange all of Holder's warrants to purchase 214,285 shares of common stock of the Company (the "Warrants"), from time to time as described herein, for a total of, in the aggregate, 214,285 shares of common stock ("Exchange Shares"), subject to adjustment for reverse and forward stock splits and the like, provided, that no such exchange shall exceed the Beneficial Ownership Limitation as set forth in Section 2(d) of the Warrant (this limitation to otherwise be governed by said section). The Company acknowledges that the Holder may request such exchanges of its Warrant for Exchange Shares from time to time, as many times and in such amounts as may be requested by the Holder, subject to the limitations on exercise set forth above, and the effect of such request and exercise shall be to reduce the number of Warrant Shares (on a 1 for 1 basis) issuable pursuant to the Warrants. No actual surrender of the Warrants is required for exercise. The Company acknowledges and agrees that the holding period of the Exchange Shares for purposes of Rule 144 shall tack back to the original issue date of the issuance of the

Warrants. Delivery of Exchange Shares shall occur, at the request of Holder, electronically via the Depository Trust Company Deposit Withdrawal Agent Commission System to the account specified by the Holder in the exercise notice, such delivery to otherwise occur pursuant to the terms of the Warrants.

6.   The Holder hereby waives the Company's compliance with Section 5(b) (Subsequent Equity Sales) of the Debentures, Section 3(b) of the Warrants (Subsequent Equity Sales), Section 4.12 (Participation in Future Financing) of the Agreement and Section 4.13 (Subsequent Equity Sales) of the Agreement with respect to the issuance of the Notes and with respect to a proposed common equity financing of up to $2,000,000 at $0.20 per share.

7.   Except as specifically modified herein, all of the terms, provisions and conditions of the Debentures and all other Transaction Documents shall remain in full force and effect and the rights and obligations of the parties with respect thereto shall, except as specifically provided herein, be unaffected by this Amendment and shall continue as provided in the Transaction Documents and shall not be in any way changed, modified or superseded by the terms set forth herein.

8.   Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Agreement.

9.   All questions concerning the construction, validity, enforcement and interpretation of this Amendment shall be determined in accordance with the provisions of the Agreement.

10.   This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives.   This Amendment shall be for the sole benefit of the parties to this Amendment and their respective heirs, successors, permitted assigns and legal representatives and is not intended, nor shall be construed, to give any person or entity, other than the parties hereto and their respective heirs, successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

11.   This Amendment may be executed in counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart.   In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature page were an original thereof.

12.   This Amendment constitutes the entire agreement among the parties with respect to the matters covered hereby and thereby and supersedes all previous written, oral or implied understandings among them with respect to such matters.

13.   The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by law.

14.   No provision of this Amendment may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and the Holder or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Amendment shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

15.   Each of the parties hereto acknowledges that this Amendment has been prepared jointly by the parties hereto, and shall not be strictly construed against either party.

SIGNATURE PAGE TO FOLLOW

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be duly executed as of the date first written above.

Sincerely,

BLINK LOGIC INC.

/s/ Larry Bruce

By: _____

Name: Larry Bruce

Title: Chief Financial Officer

Acknowledged and Agreed:

Crescent International Inc.

/s/ Maxi Brezzi

_____

Authorized Signatory